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To Call Writer Directly: (212) 446-4800	www.kirkland.com	Facsimile: (212) 446-4900

May 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                              Mr. Justin Dobbie

Mr. J. Nolan McWilliams

Re:                             Ignite Restaurant Group, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed April 30, 2012
File No. 333-175878

Dear Messrs. Dobbie and McWilliams:

This letter is being furnished on behalf of Ignite Restaurant Group, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 3, 2012 to Raymond A. Blanchette, III, President and Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 6 to Registration Statement on Form S-1 (File No. 333-175878) (the “Registration Statement”) that was filed with the Commission on April 30, 2012.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 7 (“Amendment No. 7”) to the Registration Statement.  Amendment No. 7 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes.  All page numbers in the responses below refer to Amendment No. 7, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of

Amendment No. 7, two of which have been marked to show changes from Amendment No. 6 to the Registration Statement.

New and Revised Financial Accounting Standards, page 73

1.                                      We note you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act. Please revise to include a statement that the election is irrevocable.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages [29] and [73] to include a statement that the election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Our Business Startups Act is irrevocable.

Exhibit 5.1

2.                                      Please have counsel revise the legality opinion to opine that the Secondary Shares are duly authorized and validly issued, fully paid, and non-assessable. Otherwise, please tell us why you are providing a “will be” opinion on these shares.

Response:  We respectfully advise the Staff that a “will be” opinion on such shares is being provided because the Company will only have 1,000 shares authorized and outstanding upon effectiveness of the Registration Statement.

3.                                      We note that the par value of the common stock has changed from $1.00 per share to $0.01 per share. Please have counsel revise the opinion accordingly.

Response:  Based upon the Staff’s comment, counsel to the Company has revised its opinion to reflect the change of the par value of the Company’s common stock from $1.00 per share to $0.01 per share.

*          *          *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4884 or my colleague, Christian O. Nagler at (212) 446-4660, at your earlier convenience.

Sincerely,

/s/ Jason K. Zachary
Jason K. Zachary
Kirkland & Ellis LLP

cc:	Raymond A. Blanchette, III, President and Chief Executive Officer
Jeffrey L. Rager, Senior Vice President and Chief Financial Officer
Ignite Restaurant Group, Inc.